UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
K POP Foods, Inc.

Legal status of issuer

> **Form**
> C-Corporation

> **Jurisdiction of Incorporation/Organization**
> Delaware

> **Date of organization**
> February 21, 2017

Physical address of issuer
10620 Eastborne Ave #302, Los Angeles, California

Website of issuer
https://www.kpopfoods.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
 Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$500,000

Deadline to reach the target offering amount
August 31, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$63,870	$0
Cash & Cash Equivalents	$15,280	$0
Accounts Receivable	$0	$0
Short-term Debt	$8,057	$0
Long-term Debt	$127,819	$0
Revenues/Sales	$52,680	$0
Cost of Goods Sold	$41,506	$0
Taxes Paid	$0	$0
Net Income	-$72,106	$0

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
July 5, 2018

K POP Foods, Inc.



Up to $500,000 of Crowd Notes

K POP Foods, Inc. ("K POP Foods", the "Company," "we," "us", or "our"), is offering up to $500,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by August 31, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by August 31, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $500,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to August 31, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://www.kpopfoods.com/investors

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/k.pop.foods

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

K POP Foods, Inc. is a Delaware C-Corporation, formed on February 21, 2017.

The Company is located at 10620 Eastborne Ave #302, Los Angeles, California.

The Company's website is https://www.kpopfoods.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/k.pop.foods and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$500,000
Purchase price per Security	Determined in conjunction with a broker-dealer.Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	August 31, 2018
Use of proceeds	See the description of the use of proceeds on pages 10 and 11 hereof.
Voting Rights	See the description of the voting rights on pages 9 and 11.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of $72,106 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to sell the Company's flagship products and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, plan to increase payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's cash position is relatively weak. The Company currently has $9,074 in cash balances as of April 2018. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise funds.

The Company does not have an employment contract in place with Theodore Lee, the CEO, or Michael Kim, the COO. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Theodore or Michael were to leave KPOP Foods, the Company might not have any ability to prevent his direct competition, or have any legal right to intellectual property created during his employment. While the Company intends to enter into employment agreements with these individuals, there is no guarantee that an employment agreement will be entered into.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight. We purchase large quantities of raw materials, and the costs of ingredients and packaging, are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. Additionally, the prices of packaging materials and freight are subject to fluctuations in price. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete.

The Company has outstanding liabilities. The Company owes Celtic Bank $22,991.64 due in monthly installments ending on May 28, 2019, and GFI, Inc. $10,240, due on July 15, 2018.

A***s a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).*** We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Risks Related to the Securities
The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should

be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $3,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $3,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $3,000,000 valuation cap, so you should not view the $3,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 96% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
KPOP Foods is a Korean food consumer packaged goods company.

Business Plan
Our business model is centered around creating and manufacturing our own unique food products and then selling them to businesses or directly to the final consumer. A key point for us is building the KPOP Foods brand as we strive to be the Korean food brand for America.

The Company's Products and/or Services

Product / Service	Description	Current Market
KPOP Sauce	Korean chili sauce	Customers who have had exposure to Korean or Asian flavors, also includes the BBQ community
KPOP Sea Snacks	A premium roasted, all-natural, and organic seaweed snack	Customers interested in healthy, non-GMO, All-Natural snacks

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are Korean snack foods.

Intellectual Property
The Company is dependent on the following intellectual property: None

Trademarks

Application or Registration #	Mark	File Date	Grant Date	Country
5,449,605	KPOP FOODS	February 7, 2017	April 17, 2018	USA

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 12.13% of the proceeds, or $24,250, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 9.35% of the proceeds, or $46,750, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
General Expenses	12%	12%	34%
Personnel	34%	34%	22%
Distribution	23%	23%	14%

PR	21%	21%	16%
Product Development	10%	10%	14%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Theodore Lee	CEO and Director (February 2017 - Present)	Banking - Associate (July 2014 - June 2015), Manager of Finance of early-stage fintech startup (July 2015 - January 2017), Full-Time MBA (September 2015 - June 2017).
Michael Kim	COO and Director (February 2017 - Present)	US Army Officer (2010 - August 2015), Strategy & Business Development Associate (June 2016 - February 2017), Full-Time MBA (September 2015 - June 2017).

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	10,000,000	Yes	N/A	100%	None
Convertible Notes	$152,819	No	Conversion into preferred stock.	0%	Converts into preferred stock.

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Loan	Celtic Bank	$22,961	35.87%	Monthly Payments of Principal and Interest		May 28, 2019	Personally guaranteed by co-founder
Loan	GFI, Inc.	$10,240	0%			July 15, 2018	

Ownership

A majority of the Company is owned by a few individuals. Those individuals are Theodore Lee and Michael Kim.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Theodore Lee	Common Stock	59%
Michael Kim	Common Stock	37%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

KPOP Foods, Inc. ("the Company") is a Delaware corporation headquartered in Los Angeles, California, that provides Korean food packaged goods to consumers. The Company offers its flagship product K POP sauce, and recently released K POP sea snacks. Products are distributed and sold nationally via online distributors and the Company's website.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $9,074 in cash on hand as of April 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	May 2017 – January 2018	Regulation 506(b)	D, Convertible Note	$150,000	Operations

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $3,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporated transaction, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $3,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 6%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $200,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust

controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
Not applicable.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Theodore Lee
_____
(Signature)

Theodore Lee
_____
(Name)

CEO and Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Theodore Lee
_____
(Signature)

Theodore Lee
_____
(Name)

CEO and Director
_____
(Title)

July 5, 2018
_____
(Date)

/s/Michael Kim
_____
(Signature)

Michael Kim
_____
(Name)

COO and Director
_____
(Title)

July 5, 2018
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

K POP FOODS, INC.

(a Delaware Corporation)

Financial Statements (Unaudited) and
Independent Accountants' Review Report

The Period from February 21, 2017 (inception) Ended December 31, 2017

K POP FOODS, INC

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of K POP Foods, Inc.
10620 Eastborne Ave
Los Angeles, CA 90069

We have reviewed the accompanying financial statements of K POP Foods, Inc. which comprise the balance sheet as of December 31, 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from inception (February 21, 2017) to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Other Matter

As disclosed in Note 4 of the financial statements, K POP Foods, Inc. has incurred significant losses and relies on outside financing to fund operations. Accordingly, substantial doubt is raised about K POP Foods, Inc.'s ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

June 15, 2018

Members of:

WSCPA

AICPA

802 N Washington

PO Box 2163

Spokane, Washington

99210-2163

P 509-624-9223

mail@fruci.com

www.fruci.com

K POP FOODS, INC.

BALANCE SHEET

(unaudited)

As of December 31, 2017

Assets		
Current assets		
Cash and cash equivalents	$	15,280
Prepaid Expenses		1,500
Grant receivable, net		10,000
Inventory		31,819
Total current assets		58,599
Other assets		5,271
Total assets	$	63,870
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$	8,057
Total current liabilities		8,057
Convertible notes payable		125,000
Accrued interest - convertible notes		2,819
Total liabilities		135,876
Commitments and contingencies		-
Stockholders' equity		
Common stock, $0.00001 par value, 15,000,000 shares authorized, 10,000,000 shares issued and outstanding		100
Accumulated deficit		(72,106)
Total stockholders' equity		(72,006)
Total liabilities and stockholders' equity	$	63,870

See accountants' review report and accompanying notes to the financial statements.

2

K POP FOODS, INC.
STATEMENT OF OPERATIONS
(unaudited)
For the period from February 21, 2017 (inception) to December 31, 2017

Sales, net	$	52,680
Cost of goods sold		41,506
Gross profit		11,174
Operating expenses		
Marketing and advertising costs		33,456
Wages and related payroll expenses		30,111
General and administrative		7,181
Product development		3,295
Total operating expenses		74,043
Other income (expense)		
Grant revenue		10,000
Interest expense		(2,819)
Loss on inventory obsolescence		(16,418)
Total other income (expense)		(9,237)
Net loss before income tax		(72,106)
Provision for income tax		-
Net loss	$	(72,106)

See accountants' review report and accompanying notes to the financial statements.

K POP FOODS, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

(unaudited)

For the period from February 21, 2017 (inception) to December 31, 2017

| | **Common Stock** | | | Total |
	Shares	Amount	Accumulated Deficit	Stockholders' Equity
Balance - February 21, 2017	-	$ -	$ -	$ -
Shares Issued for cash	10,000,000	100		100
Net loss			(72,106)	(72,106)
Balance - December 31, 2017	10,000,000	$ 100	$ (72,106)	$ (72,006)

See accountants' review report and accompanying notes to the financial statements.

4

K POP FOODS, INC.

STATEMENT OF CASH FLOWS

(unaudited)

For the period from February 21, 2017 (inception) to December 31, 2017

Cash flows from operating activities		
Net loss	$	(72,106)
Adjustments to reconcile net loss to net cash		
Changes in operating assets and liabilities:		
Grant receivable		(10,000)
Inventory		(31,819)
Prepaid expenses		(1,500)
Accounts payable and accrued expenses		8,057
Accrued interest expense		2,819
Other assets		(5,271)
Net cash used by operating activities		(109,820)
Cash flows from financing activities		
Proceeds from issuances of convertible notes		125,000
Proceeds from issuances of common stock		100
Net cash provided by financing activities		125,100
Net increase in cash and cash equivalents		15,280
Cash and cash equivalents, beginning		-
Cash and cash equivalents, ending	$	15,280
Supplemental Information:		
Cash paid for income taxes	$	-
Cash paid for interest	$	-

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

KPOP Foods, Inc. ("the Company") is a Delaware corporation headquartered in Los Angeles, California, that provides Korean food packaged goods to consumers. The Company offers its flagship product K POP sauce, and recently released K POP sea snacks. Products are distributed and sold nationally via online distributors and the Company's website.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the period ended December 31, 2017 the Company recognized $33,456 in advertising costs.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

<u>Fair Value of Financial Instruments</u>

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

<u>Cash and Cash Equivalents</u>

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents.

<u>Inventory</u>

Inventory is stated at the lower of cost or market value and is accounted for using the first-in-first-out method (FIFO). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. During the period ended December 31, 2017, the Company determined an impairment charge of $16,418 for slow-moving and obsolete merchandise related to the KickStarter campaign and partnership deals completed in 2017, was necessary.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service and the State of California, which has a statute of limitation of three and four years from the due date of the return, respectively. As such, all tax years from inception are open for potential examination.

The Company currently has a tax net operating loss (NOL) of $39,607 for which it may receive future tax benefits. However, as of December 31, 2017, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through June 15, 2018, the date these financial statements were available to be issued.

In January of 2018, the Company issued an additional $25,000 convertible note. The note is subject to the same provisions detailed in Note 3.

On April 2, 2018, the Company received a $10,000 loan from Celtic Bank. The loan has an interest rate of 35.87% and matures in 12 months.

In 2018, the Company acquired a $10,240 working capital loan from GFI, Inc. The loan is non-interest bearing and due July 15, 2018.

NOTE 2 – COMMON STOCK

The Company has 15,000,000, $0.00001 par value, shares of common stock authorized as of December 31, 2017. At December 31, 2017, there were issued and outstanding common shares of 10,000,000.

During the period ended December 31, 2017, the Company issued 10,000,000 shares of common stock for cash proceeds of $100.

NOTE 3 – CONVERTIBLE NOTES PAYABLE

The Company received cash proceeds of $125,000 for five convertible notes issued between May 2017 and December 2017. The notes bear interest at 6% per annum, and mature on July 31, 2019. Upon maturity, all principal and accrued interest becomes due and payable in cash. The notes may be converted into shares of preferred or common stock of the Company upon the following:

1. Upon the Company receiving cash of no less than $500,000 for the sale of the Company's shares ("Qualified Financing"), outstanding principal and accrued interest will be automatically converted into shares of Company's stock at a price of the lower of 80% of the price paid for the shares as part of the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.

2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the holder may elect to convert outstanding principal and accrued interest into common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements, or receive cash settlement.

3. Upon maturity, holders may elect to convert outstanding principal and accrued interest to common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements, or receive cash settlement.

As of December 31, 2017, none of the above events have occurred triggering the conversion of outstanding convertible debt, and as such there have been no conversions of outstanding principal or accrued interest into preferred or common shares of the Company.

During the period ended December 31, 2017, the Company recognized interest expense related to outstanding convertible notes of $2,819. At December 31, 2017, accrued interest on outstanding convertible notes was $2,819.

NOTE 4 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $72,106 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to sell the Company's flagship products and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 5 – GRANT REVENUE

During 2017, the Company received a grant from the UCLA Foundation in the amount of $10,000, which was recorded as a receivable at December 31, 2017. This grant included no provisions that would restrict, or otherwise require additional action on the behalf of the Company. Grant funds receivable at December 31, 2017 were received in full during 2018.

NOTE 6 – INVENTORY

At December 31, 2017, inventory consists of the following:

Finished goods	$	22,228
Merchandise		7,920
Packaging and other		1,671
Total inventory	$	31,819

EXHIBIT C
PDF of SI Website



KPOP FOODS
K POP! FOODS
SEA SNACKS
K POP! SAUCE

Disclaimer

This presentation contains offering materials prepared solely by KPOP Foods without the assistance of SI Securities, and not
addition, this presentation may contain forward-looking statements and information relating to, among other things, the
strategy, and its industry. These statements reflect management's current views with respect to future events based
subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned
these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of
performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes
completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual

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KPOP Foods is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by KPOP Foods without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Over $80k in revenue since launching last year in September
- Raised $37,627 from 1,219 backers on Kickstarter and then raised $150,000 from investors, which includes a co-founder of Sir Kensington's
- Product featured in FabFitFun's limited-edition, co-branded box with Pinterest called the Pinterest 100.
- All products are Amazon's Choice with average reviews of 4.5 stars from 110+ reviews and 4.5 stars from 10+ reviews for KPOP Sauce and KPOP Sea Snacks, respectively.
- A member of UCLA Anderson Venture Accelerator's first cohort of 11 teams, of which 6 received funding (over $1 million cumulatively) and 1 successfully exited.

Fundraise Highlights

- Total Round Size: US $500,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $3,000,000
- Target Minimum Raise Amount: US $200,000
- Offering Type: Side by Side Offering

KPOP Foods is a spirited food brand inviting people to discover and enjoy Korean flavors through its food products. Our mission is to bring people together and uplift spirits by spreading Korean food and flavors in America.

PROFILE MENU

Highlights
Overview
Product & Service
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Q&A with Founder
Term Sheet
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Financial Discussion
Market Landscape
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The Problem

Korean food continues to surge in popularity across America, thanks to celebrity chefs embracing and endorsing Korean flavors and the public gaining access to Korean barbecue and rice bowls. In 2016, Korean restaurants represented a $5.0 billion market in the United States. Compared to the more established Chinese and Mexican food markets, Korean food is 7x smaller, demonstrating a significant opportunity for growth.

The question remains, why hasn't Korean food in the United States achieved its full potential? We see the problem as two-fold:

1. Inaccessibility – Korean food products tend to only be found in Korean grocery stores located in Korean neighborhoods, sometimes known as Koreatowns. Traveling to these stores is cumbersome, and for people new to Korean food, walking through a grocery store with labels written in a foreign language can be a daunting experience.
2. Lack of Education and Marketing – While chefs and restauranteurs have done a noteworthy job of showcasing Korean flavors through fusion or Asian-inspired cuisines, they stop short of educating the mainstream consumer. Current Korean food brands are content with marketing to Korean and Korean American consumers, oftentimes not even translating their packaging to English. If the packaging is translated to English, there is little consideration in educating the consumer on how to use and incorporate their products.

The Solution

Here at KPOP Foods, we're focused on fixing a tangible problem and seizing the opportunity by building a Korean food brand that people can resonate with and embrace. By capturing the special flavors of Korean food in user-friendly products, we can access mainstream distribution channels and capitalize on social media and content creation, allowing us to position ourselves at the forefront of the growth of Korean food with the goal of becoming the Korean food brand for America.

Why Korean Food

Korean cuisine is filled with spicy, savory, and mouth-watering flavors. The rise of Korean BBQ has created a gateway for people to experience these flavors and enjoy the holistic experience of Korean dining – the sizzling meat on the tabletop grill, the color and abundance of banchan, or side dishes, and bustling of activity. Chefs and restauranteurs fell in love with the culture and chefs, such as Roy Choi and David Chang, have introduced Korean-inspired concepts that have brought Korean flavors to the forefront of cuisine in America. The popular social media platform, Pinterest, identified Korean condiments as a top food trend for 2018 and award-winning journalist and food critic, Jonathon Gold, identified Korean flavors as a top 10 food trend in Los Angeles for 2018. However, despite this notoriety and traction, Korean food brands continue to ignore the opportunity to interact with mainstream America, presenting the opportunity for KPOP Foods.

This opportunity also come with a deeper connection between Korean cuisine and KPOP Foods' mission. A fundamental aspect of Korean cuisine is the sharing of food amongst family members, friends, and new guests at the table. The nature of eating from shared plates and bowls promotes a special sense of inclusiveness and a connection with those you share your meal with. This spirit ties directly to our mission of bringing people together and uplifting spirits through food, a key part of the inspiration that led to our focus in Korean food and the start of KPOP Foods.

Product & Service

The Business

KPOP Foods debuted last year in April through a successful Kickstarter campaign that reached the stated goal of $10,000 within the first 8 hours. The Kickstarter campaign closed having raised $37,627 from 1,219 backers for our first product, KPOP Sauce. In October, we listed KPOP Sauce onto Amazon. This early traction provided opportunities for us to partner with Korean restaurants, subscription boxes, food influencers, and celebrity chefs.

In April of this year, we introduced KPOP Sea Snacks, a premium roasted and all-natural seaweed snack. While still fairly new, we've already seen significant traction with KPOP Sea Snacks through positive customer reviews and significant partnership, the most notable with FabFitFun and Pinterest.

Since September, we've generated over $80,000 in revenue to-date, growing our monthly revenue through April, on average, 59%, while maintaining a gross profit margin of 29%. Furthermore, based on our website sales, an average customer has spent $40.92, with an average order value of $13.65.

Our focus has been to grow our online revenue stream, providing time to build our brand and community. We've since amassed a list of over 5,000 emails, built an Instagram following of nearly 10,000 followers, and created video content that drew in over 200,000 views.

We're now gaining interest in traditional distribution channels and have started working with specialty stores and have entered over 90 different locations. With opportunities to expand distribution and plans to develop new products, KPOP Foods is ready enter the next stage of growth.

Our Philosophy and Approach

At KPOP Foods, we concentrate on creating an inclusive and welcoming atmosphere for people to experience Korean food and flavors. Like many ethnic cuisines, Korean food can be overwhelming with long, hard to pronounce names, and the use of advanced cooking techniques. We like to make things simple, focusing on developing easy-to-use and approachable products for our customers and newcomers to Korean food. As we grow and expand, we will continue to introduce innovative and flavorful Korean food products for everyone to enjoy.

We're focused on developing delicious, easy-to-use, and approachable products for our customers, as well as newcomers to Korean food. We believe in empowering people with the opportunity to enjoy Korean food and flavors on their own terms. As we grow and expand, we will continue to introduce innovative and flavorful Korean food products for everyone to enjoy.

The Products - KPOP Sauce & KPOP Sea Snacks

Our first product was KPOP Sauce, a Korean chili sauce based on a family recipe using Korean chili paste, otherwise known as gochujang. We debuted KPOP Sauce on Kickstarter last year in April and successfully met our stated goal of $10,000 in under the first 8 hours of our campaign. We began selling KPOP Sauce on our website in September and then in October, entered Amazon and became the #1 new selling chili sauce for three consecutive months. KPOP Sauce continues to be a highly rated product with an average product rating of 4.5 stars from over 110 Amazon reviews, and has been featured by award-winning pit-masters, Ballistic BBQ and Slap Yo Daddy BBQ, included in several subscription boxes, and covered by several media outlets.

Our newest product is KPOP Sea Snacks, a premium roasted and all-natural seaweed snack. Using high quality seaweed from Korea, the seaweed is then roasted and flavored here in the United States to guarantee freshness and crispness, two qualities that we believe separate KPOP Sea Snacks from the competition. We launched KPOP Sea Snacks on April 16, 2018 and while still very new, its already an Amazon's Choice product with an average product score of 5.0 stars from 12 reviews. KPOP Sea Snacks has also gained traction through partnerships, the most notable being FabFitFun, a women's quarterly subscription box, and the launch of their specially co-branded box with Pinterest called the Pinterest 100.

Our Partnerships

Our brand and products have opened the doors to opportunities to partner with other amazing companies and brands. With KPOP Sauce, we partnered with Sorabol Korean BBQ and Asian Noodles for a KPOP Sauce Holiday 2-Pack, and in 2018, we partnered with several subscription boxes, including Bespoke Post, a modern men's box, and BBQ Box, a monthly box filled with the best BBQ products.

While launching KPOP Sea Snacks earlier this year, we've already entered into two significant partnerships with subscription boxes, providing total distribution of 32,500 units of KPOP Sea Snacks and over 15 million impressions across email, social media, and other online channels. Our partnership with FabFitFun was recently announced as KPOP Sea Snacks is included in their specially co-branded box with Pinterest. Called the Pinterest 100, the limited-edition box includes nine products from Pinterest's top 100 trends for 2018 with KPOP Sea Snacks selected as the only food product included.

What our Customers are Saying

KPOP Sauce Reviews

"Amazing Flavor - This sauce has incredible flavor, especially if you're a big fan of Korean food. I've been searching for something to quickly add flavor to my foods and this is definitely it!" - Anonymous, Amazon Verified Purchase

"First off, I am not sure I have ever eaten Korean food as such, so I didn't get this with any real expectations as to what it should be like, or how I could use this. We do eat some other Asian-inspired foods...We ended up adding this to a lot of our regular mostly American food. It is great on a burger, great pretty much anywhere you would use ketchup...definitely more flavorful and healthier too." - Debra B, Amazon Customer & Vine Voice Contributor

KPOP Sea Snacks Reviews

"A perfect, healthy snack to have while you're away from home. Not too salty or greasy and I love rolling it up with some rice to give it some balance. Will buy again and again." - Anonymous, Amazon Verified Purchase

"These addicting, light and salty snacks are perfect for a mid-morning/late-afternoon treat. I prefer them over other brands I have bought in the past. Better flavor and texture. They seem extremely fresh and made with high-quality ingredients." - Chelsea S, Verified Website Buyer

The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Gallery



KPOP Sauce - The Ultimate Korean Chili Sauce.

Media Mentions











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Team Story

Growing up in Korean American families, we were fortunate to be surrounded by Korean food all the time. However, along with the food, an important principle that was instilled in us was the connection between Korean food and family, friends, and fun. Meeting at business school at UCLA Anderson, we would take large groups of friends to Koreatown in Los Angeles to enjoy Korean food. Along with enjoying the food and flavors, our friends embraced the Korean culture and the energetic atmosphere. This sparked the idea for KPOP Foods.

With the increasing popularity of Korean cuisine, there continues to be a disconnect between Korean food brands and mainstream customers. None of the Korean food brands represent the spirit and excitement we experience with Korean food, and this pushed us to create KPOP Foods. We love Korean food and believe that through food, people can come together and have a great time. The KPOP Foods' brand reflects our passion for bringing people together and having a great time by spreading Korean food and flavors in America, and eventually, the world.

UCLA Anderson and the Anderson Venture Accelerator

UCLA Anderson community has played, and continues to play, a major role in KPOP Foods. We took concept of KPOP Foods through UCLA Anderson's entrepreneurial classes and startup program called the Business Creation Option, a field study option required for graduation. The UCLA Anderson community of peers, professors, and administration were instrumental in advising us during our Kickstarter campaign and connecting us to potential investors, advisors, and food industry professionals.

Upon graduating from UCLA Anderson, we were accepted into the Anderson Venture Accelerator's first cohort of 11 teams. Along with providing incredible working space, which has allowed us to grow our team with valuable interns and contractors, we've benefitted from the access to the Anderson alumni network and skilled mentors, who have been influential in our trajectory and growth.

Founders and Officers



Theodore Lee
CO-FOUNDER & CEO

Theo was fortunate as a child to live in Buenos Aires and Singapore, where he experienced a variety of cultures and cuisines. While traveling to other countries was great, Theo's best memories were family reunions in the summer at his grandparent's house in Atlanta. Theo's grandma, along with other members of the family, would spend hours cooking large dinner the family that included freshly made ban chans (Korean side dishes), kimchi and tofu stews, and savory grilled meats. When it came time for dinner, everyone would sit, eat, and laugh, and it was these experiences with food, family, and friends, that left an everlasting impression on Theo.

While Theo's love for food grew, after college, he pursued a career in banking, working at US Bank for one year, and then OneWest Bank for three years. During those four years, Theo gained valuable skills and experiences in finance, strategy, and business. But with a passion for entrepreneurship and startups, Theo pursued an MBA to round out his skill sets. As a Manager of Finance for an early stage fintech startup, he was a key contributor in closing the company's $2 million seed round. However, his passion for food, especially Korean food, continued to grow and after meeting co-founder, Mike Kim, he knew it was time to take a shot at starting KPOP Foods.

Theo received a B.A. in Economics from UCLA and his M.B.A. from UCLA Anderson.



Mike Kim
CO-FOUNDER & COO



While stationed around the US and abroad, US Army combat veteran Mike Kim introduced many of his soldiers and colleagues to Korean cuisine. The blend of brilliant flavors and the feeling of shared excitement created by these meals caused those familiar and those new to Korean food wanting more. This intersection of food, culture, and people would inspire Mike down the road.

Mike served in the US Army for five years in various positions from an Infantry Platoon Leader, Project Manager, to Assistant Operations Officer. He's worked in multiple cities across the United States, Afghanistan, and South Korea, leading teams as large as 60 people. This experience allowed Mike to hone his skills in leadership, strategy, and operations. Upon transitioning from the military and entering business school, Mike began working as a Strategy and Business Development Associate at Edison Water Resources, an Edison International company where he tackled a wide-array of issues around scalability and growth. In early 2017, Mike and his co-founder, Theo Lee, decided to pursue KPOP Foods full-time during their second and final year at business school.

Mike received a B.S. in Engineering Management from the United States Military Academy at West Point and his M.B.A. from UCLA Anderson.

Would you like to connect with the KPOP Foods's team? **YES**   NO

Notable Advisors & Investors



Brandon Child

Investor, Co-founder of Sir Kensington's



Lydia Forstmann

Investor, Advisor, CEO of Jack Rogers USA



Ki Hong Park

Advisor, CEO of Gim Factory, Inc.



Q&A with the Founder

Q: How many full time and part time employees do you currently have? How many full time and part time employees do you expect to have post-raise?

KPOP Foods: We currently have two full-time employees (the two co-founders), three undergraduate interns (UCLA), and 3 part-time/contractors. Post-raise, we hope to bring on two full-time employees, a VP of Marketing and a Business Associate. Our plan is to hire a VP of Marketing by this July and a Business Associate by early 2019.

Q: Please detail your barriers to entry.

KPOP Foods: The barriers to entry include the following: establishing a brand/building a community, developing a product that is FDA compliant, shelf stable, and certified (KPOP Sea Snacks is non-GMO certified and USDA Organic), finding a reliable manufacturer, and raising capital. The greatest barrier to entry is establishing a brand and building a strong community that believes in the company's story and mission. We were fortunate to amass a strong following during our campaign that allowed us to garner 1,219 backers. Establishing this initial following takes time and then building on it also requires time, money, and a great product. Our trademark on KPOP Foods also protects our brand.

The product development process is also difficult in the sense of creating a unique product that is FDA compliant and shelf stable. We took the time to partner with strong suppliers and worked with food scientists to take KPOP Sauce from a secret family recipe to a commercially viable recipe. This process also required working with a reliable and safe manufacturer, which takes time. Additionally, the process of receiving various certifications can also be a hurdle and take a significant amount of time (as long as up to 6 months).

Lastly, capital is another barrier to entry as money is needed throughout each stage, from building a brand to developing a great product.

Q: Please detail your strategy to scale post-raise, including your product and business roadmap.

KPOP Foods: Our focus post-raise will be to expand our offline distribution channels via the contacts we've made and to continue looking for distributors and partners to work with. Additionally, bringing on a VP of Marketing to focus on our digital marketing channels and branding will allow for us to continue expanding our B2B opportunities with subscription boxes and other businesses.

From a product standpoint, we'll be focused on creating the two new variants of KPOP Sauce and two new flavors of KPOP Sea Snacks.

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $500,000
Minimum investment:	US $1,000
Target Minimum:	US $200,000
Maximum Raise Amount:	US $500,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $3,000,000
Interest rate:	6.0%
Note term:	24 months

Additional Terms

Closing conditions:	While K POP Foods has set an overall target minimum of US $200,000 for the round, K POP Foods must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to K POP Foods's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised



- Ongoing Operations
- Personnel - VP of Marketing & Business Associate
- Distribution Expansion
- PR Firm
- Product Development

If Maximum Amount Is Raised



- Ongoing Operations
- Personnel - VP of Marketing & Business Associate
- Distribution Expansion
- PR Firm
- Unspecified

Investor Perks

$1,000: 25% discount and $50 annual online store credit for 2 years.

$3,000: 25% discount and $80 annual online store credit for 3 years.

$5,000: 25% discount and $125 annual online store credit for 5 years. Samples to all new products before release.

$10,000: 25% discount and $200 annual online store credit for 10 years. Samples to all new products before release. *(+) Authentic Korean dinner with co-founders - for Los Angeles visitors and residents only.*

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed	
Round Size	US $100,000
Closed Date	Jul 31, 2017
Security Type	Convertible Note
Valuation Cap	US $3,000,000

Pre-Seed

Round Size	US $25,000
Closed Date	Dec 1, 2017
Security Type	Convertible Note
Valuation Cap	US $3,000,000

Pre-Seed

Round Size	US $25,000
Closed Date	Jan 12, 2018
Security Type	Convertible Note
Valuation Cap	US $3,000,000

Financial Discussion

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

KPOP Foods, Inc. ("the Company") is a Delaware corporation headquartered in Los Angeles, California, that provides Korean food packaged goods to consumers. The Company offers its flagship product K POP sauce, and recently released K POP sea snacks. Products are distributed and sold nationally via online distributors and the Company's website.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $9,074 in cash on hand as of April 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Market Landscape

Market Sizing

From 2013 to 2017, the Korean restaurant market has grown from $4.3 billion to $4.7 billion, and is projected to grow over the next 5 years to $5.3 billion in 2022 (IBIS World Report). On a higher level, the growth in retail sales of ethnic foods in the United States, which has grown from $11.0 billion in 2013, to a projected $12.5 billion in 2018 (Statista). In 2016, Asian food products (excluding Chinese) represented 30% of specialty food consumers' purchases at retail stores, falling behind Italian (50%), Mexican (44%), Regional American (32%), and Chinese (32%).

Another benchmark for the market is Huy Fong Foods, the producer of Sriracha and several other Thai-based chili sauces. In 2013, Huy Fong Foods reported total revenues of $85 million and claimed to have sold over 20 million bottles of Sriracha in 2012. For seaweed snacks, one of the larger players is Kirkland, the Costco brand. Based on industry experts, Kirkland seaweed generates approximately $25.0 million in annual revenue for Costco. Additionally, based on data provided by the Korea Agro-Fisheries and Food Trade Corporation, approximately $94.7 million dollars of seaweed was imported into the United States from Korea.

Competition

Our closest competitors are Annie Chun's and Bibigo, both established Korean food brands under Korean food conglomerate, CJ Foods. Annie Chun's has developed a decent following and a wide catalog of products from sauces to frozen dishes. However, a key point of differentiation is Annie Chun's branding as a "gourmet Asian food brand," marketing towards families, moms and kids alike. Similarly, Bibigo has developed a range of products and has developed a community through its restaurant chain. While Bibigo partnered with K-pop star PSY, there has been limited progress with their products as their branding around health and freshness has not transferred over to their consumer-packaged goods.

Other competitors include serial restauranteurs David Chang and Roy Choi, and their respective brands, Momofuku and Kogi. David Chang launched a gochujang sauce called Ssam Sauce, well before the start of KPOP Foods, and recently announced a partnership with Heinz. While David Chang has the brand and following, his focus towards restaurants and entertainment limit his attention towards Ssam Sauce. Roy Choi, the chef known for reinventing the food truck scene with Kogi in LA, recently launched a line of sauces under the Kogi brand. Similarly, however, Roy's attention is directed towards restaurants with the development of his newest concept in Las Vegas. Given the number of projects requiring attention, David Chang and Roy Choi's participation in Korean food is a positive, creating additional notoriety for Korean food and flavors.

Target Market

Our target market consists of consumers who have been exposed to Korean or Asian-inspired cuisine and is between the ages of 23 and 45. This age range is optimal given our focus on social media and content. Additionally, as reported by the National Restaurant Association in 2015, nearly half of American consumers between ages 18 and 44 eat at least four ethnic cuisines a month, compared to less than a quarter for those over the age of 65. In general, 80% of American consumers claim to enjoy at least one ethnic cuisine per month, demonstrating the demand for ethnic flavors.

Risks and Disclosures

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of $72,106 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to sell the Company's flagship products and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, plan to increase payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's cash position is relatively weak. The Company currently has $9,074 in cash balances as of April 2018. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise funds.

The Company does not have an employment contract in place with Theodore Lee, the CEO, or Michael Kim, the COO. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Theodore or Michael were to leave KPOP Foods, the Company might not have any ability to prevent his direct competition, or have any legal right to intellectual property created during his employment. While the Company intends to enter into employment agreements with these individuals, there is no guarantee that an employment agreement will be entered into.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight. We purchase large quantities of raw materials, and the costs of ingredients and packaging, are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. Additionally, the prices of packaging materials and freight are subject to fluctuations in price. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete.

The Company has outstanding liabilities. The Company owes Celtic Bank $22,991.64 due in monthly installments ending on May 28, 2019, and GFI, Inc. $10,240, due on July 15, 2018.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA). We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME
Pitch Deck and Overview (1 file)
Product or Service (25 files)
Financials (2 files)
Fundraising Round (1 file)

> 📁 Investor Agreements (2 files)

> 📁 Miscellaneous (3 files)

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in KPOP Foods

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by KPOP Foods. Once KPOP Foods accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to KPOP Foods in exchange for your securities. At that point, you will be a proud owner in KPOP Foods.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, KPOP Foods has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:
1. The company becomes a fully-reporting registrant with the SEC

3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now KPOP Foods does not plan to list these securities on a national exchange or another secondary market. At some point KPOP Foods may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when KPOP Foods either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is KPOP Foods's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the KPOP Foods's Form C. The Form C includes important details about KPOP Foods's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D
Investor Deck









KPOP FOODS
SEA SNACKS
Gluten Free
No MSG
Delicious!
VEGAN
SUPER FOOD
SEA SALT
NON GMO VERIFIED
NET WT. 5g (0.18 Oz)
K POP! FOODS
K POP! SAUCE
MEDIUM HEAT
K POP! SAUCE
K POP! FOODS

Disclaimer

This presentation contains offering materials prepared solely by KPOP Foods without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

America desires Korean food, but it's still inaccessible and foreign

- **Korean flavors are in demand**
  - Pinterest called Korean condiments a top 10 trend in food with pin saves up 222% in 2017

- **These flavors are inaccessible to the majority of Americans**
  - Korean restaurants and stores are predominantly located in Koreatowns, which are foreign to a majority of Americans

- **Korean companies fail to educate and market to American consumers**
  - Few Korean food companies are effectively targeting consumers outside of the traditional Korean demographics

While there is demand for Korean flavors, the Korean food market still has not reached its full potential



Restaurant Industry (2016)

Potential for Growth

$5B — Korean Food

$35B — Chinese Food

$38B — Mexican Food

Source: IBIS World, Mintel, Chinese Restaurant News, KPOP Foods Team Analysis



Introducing KPOP Foods, the Korean food brand for America

KPOP Foods strives to be the premier Korean food brand by inviting people to discover and enjoy Korean foods and flavors through its unique, approachable, and easy-to-use products

A Korean food brand that America can resonate with and embrace






SEA SNACKS





Brand, speed, and product innovation are our competitive advantages



Brand

- Fun, energetic, and welcoming
- 12,000 followers across social media and Kickstarter community of 1,200+ backers
- UCLA Anderson community of students, alumni, and professors



Speed

- A lean and focused team supported by advisors and mentors
- 2 products launched since last August
- Entered 90+ retail locations since February



Product Innovation

- All products are Amazon’s Choice
- Partnered with reliable manufacturers and suppliers
- Products promoted by celebrity chefs, food influencers, and quality brands

Our approach separates KPOP Foods from the competition

Social media, content, and influencers will build awareness, similar to top Korean restaurants, and easy-to-use flavorful products separates KPOP Foods from the market.



Mass
Appeal &
Awareness
Niche
Least
Accessibility (Cost & Channel)
Most
momofuku
Kogi
We Rub You
K POP! FOODS
bibigo
BIBIBOP asian grill
Annie Chun's
MOTHER IN LAW'S
Calbee
CJ FOODS
CHUNG JUNG ONE

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

The early traction since launching in September last year

$80k+
Total Revenue Generated

59%
Average Monthly Revenue Growth Rate

90+
Retail Locations Entered Since February

29%
Gross Profit Margin

$13.65
Average Online Order Value

KPOP Foods' unique and delicious products

	KPOP Sauce	KPOP Sea Snacks
Launch Date	September '17	April '18
Average Amazon Customer Review	4.5 Stars (*106 Reviews*)	5.0 Stars (*4 Reviews*)
SKUs	Single, 2-Pack, 3-Pack (website only)	12-Pack, 24-Pack (coming soon)
Online Price	Single - $9.99, Two - $14.99, Three - $23.99	Twelve - $12.99
Wholesale Price	Case (6-Pack) - $18.00	Master Case (8 x 12 Packs) - $36.00
Recognition & Influencers	Amazon's Choice, Amazon Launchpad	Amazon's Choice

























Sharing our products and story with other brands and media outlets

BBQ BOX .COM

Bespoke Post

AMERICAN EXPRESS OPEN Forum®

DAILY BRUIN

RetailMeNot

TRY THE WORLD

ANGRY ASIAN MAN

BALLISTIC BBQ

WE ARE THE MIGHTY™

TPC The Protein Chef

Sorabol KOREAN BBQ & ASIAN NOODLES

broadway WORLD.COM

KICKSTARTER

KHTS AM 1220 HOMETOWNSTATION.COM

The economics behind our products with room to grow as we scale

	KPOP Sauce		KPOP Sea Snacks	
	Online	Wholesale	Online	Wholesale
Cost of Goods Sold	$7.06	$2.41	$8.86	$3.50
Average Price	$9.95	$3.25	$12.99	$4.75
$ Margin	$3.03	$0.84	$4.13	$1.25
% Margin	30.3%	25.8%	31.8%	26.3%

- KPOP Sauce margins improve with the 2-pack and 3-pack to 33.8% ($5.74) and 44.8% ($10.74), respectively.
- Product costs will decline with scale. The product costs for KPOP Sauce have declined from $2.25 to $2.00 and will continue to decline.

Key initiatives for remainder of 2018

1) Partnership with FabFitFun for Special Co-Branded Box with Pinterest
   - 30,000 units of KPOP Sea Snacks provided and selected as the only food product

fabfitfun + Pinterest
co-branded box

2) Expand Offline Distribution in West Coast and South
   - Early traction with specialty stores demonstrate opportunity for retail distribution

3) Product Development – 2 Variants of Sauces & 2 New Flavors of Seaweed
   - Already in development and planned to launch by November 2018

4) Continue Transition of KPOP Sauce 2-Packs on Amazon Launchpad
   - Began transition in February of KPOP Sauce 2-Packs onto Amazon Launchpad, a special wholesale program designed by Amazon for promising startups with added benefits



amazon launchpad
Where Inventions Take Flight

www.amazon.com
Amazon Launchpad: New Products from Today's Brightest Startups

3MM+ total media reach*
Facebook 588k+ likes
Instagram 511k+ followers
Twitter 153k+ followers
Pinterest 139k followers
Snapchat 60k+ followers
Newsletter 3MM+ subscribers
Website 2MM monthly uniques
*Numbers as of January 18, 2018 and are subject to change.







This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Fundraising for the KPOP Foods' empire and how we plan to use it

- Closed an initial $150,000 under a convertible note
  - Notable investor is a Co-founder of Sir Kensington's (sold to Unilever for $143 million)

- Looking to raise under the same convertible note terms. Funds will be used for the following:
  - Expand distribution and formalize relationships with brokers and distributors
  - Develop 2 new variations of KPOP Sauce and 2 new flavors of KPOP Sea Snacks in 2018
  - Hire a VP of Marketing by August 2018 and a Business Associate in early 2019

Allocation of Funds



- Product Development
- PR Firm
- Ongoing Ops
- Distribution Expansion
- Personnel

The 5-year outlook

- Revenue of $52,680 in 2017 (launched in September) and revenue of $23,601 through April in 2018.
- Gross profit margin of 27.1% in 2018.
- 12,300 units sold to date.
- Assumed grocery store growth from 22 in 2018 to 6,500 in 2022.
- Projected to reach profitability by 2020.



Revenue Projections
$60,000,000
$50,000,000
$40,000,000
$30,000,000
$20,000,000
$10,000,000
$-
$477,828
$2,596,797
$10,106,309
$25,049,165
$56,680,736
2018
2019
2020
2021
2022

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

The team behind the KPOP Foods empire



Theo Lee, CEO & Co-founder
B.A. Business-Economics, UCLA '11
M.B.A. Entrepreneurship & Finance, UCLA Anderson '17



Mike Kim, COO & Co-founder
B.S. Engineering Mgmt, United States Military Academy at West Point '10
M.B.A. Entrepreneurship, UCLA Anderson '17

— — — — Interns — — — —

Shyun Jung *Design, Content & Partnerships - UCLA '19*

Bianca Nour *Social Media & Marketing - UCLA '19*

Marisa Mark *Social Media & Marketing - UCLA '19*

Franco Fortin *Strategy & Operations - UCLA '18*

— — — — Part-Time — — — —

Steven Bram *Public Relations, At a Fortune 100 Company*

Stephanie Krueger *Performance Marketing, Shoes of Prey*

Cristin Lim *Packaging & Design, Dollar Shave Club*

Hojeong Kim *Design, Indi EV*

— — — — Key Advisors & Mentors — — — —

Brandon Child
Investor & Advisor
Co-Founder, Sir Kensington's

Dinesh Moorjani
Mentor
MD, Comcast Ventures
Co-Founder, Tinder Inc.

Ki Hong Park
Advisor
CEO, Gim Factory Inc.

Lydia Forstmann
Advisor
CEO, Jack Rogers USA
CCO, rag & bone

Thank You